Exhibit 99.2

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

(Expressed in United States Dollars, unless otherwise stated)

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Equinox Gold Corp. (the “Company” or “Equinox Gold”) (TSX-V and NYSE American: EQX) should be read in conjunction with the Company’s MD&A for the year ended December 31, 2018 and the unaudited condensed consolidated interim financial statements of the Company for the three and nine months ended September 30, 2019 and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR at www.sedar.com.

This MD&A is prepared by management and approved by the Board of Directors as of October 30, 2019. This discussion covers the three and nine months ended September 30, 2019 (“Q3 2019” or the “Quarter”) and the subsequent period up to the date of issuance of the MD&A. All dollar amounts are in United States (“US”) dollars, except where otherwise noted.

This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities and the technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources. All forward-looking statements are qualified by cautionary notes in this MD&A as well as risks and uncertainties discussed in the Company’s 2018 Annual Information Form dated August 9, 2019 which is filed on SEDAR and EDGAR.

Throughout this MD&A cash costs, cash costs per ounce sold, all-in sustaining costs (“AISC”), AISC per ounce sold, adjusted EBITDA, and sustaining and non-sustaining capital expenditures are non-IFRS financial measures with no standard meaning under IFRS. Non-IFRS measures are further discussed in the section Non-IFRS Measures on page 16 of this MD&A.

CONTENTS
Business Overview	3
Highlights for the Three months ended September 30, 2019	3
Recent Developments	4
2019 Outlook	4
Operations	5
Development Properties	8
Health, Safety, Environment & Sustainability	9
Corporate	10
Financial Results	11
Liquidity and Capital Resources	13
Outstanding Share Data	15
Commitments and Contingencies	15
Related Party Transactions	16
Non-IFRS Measures	16
Risk and Uncertainties	18
Accounting Matters	18
Cautionary Notes and Forward-looking Statements	21
Technical Information	22

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

Business Overview
Operations description

Equinox Gold is a growth-focused mining company delivering on its strategy of becoming a multi-asset gold producer. The Company has quickly grown from a single-asset developer to a gold producer with two mines in production and a third mine expected to commence production in 2020. Equinox Gold’s principal assets are Mesquite Gold Mine in California, USA (“Mesquite”), Aurizona Gold Mine in Maranhão, Brazil (“Aurizona”) and Castle Mountain Gold Mine in California, USA (“Castle Mountain”). Each asset is wholly-owned by the Company.

Equinox Gold’s strategic vision is to build a company that is responsibly and safely producing more than one million ounces of gold annually by the end of 2023. To achieve its growth objectives, Equinox Gold intends to expand production from its current asset base through exploration and development and will look for opportunities to acquire other companies, producing mines or development projects that fit its portfolio and strategy.

The Company’s common shares trade under the symbol “EQX” on both the TSX Venture Exchange (“TSX-V”) in Canada and NYSE American Stock Exchange (“NYSE American”) in the United States. Its warrants trade on the TSX-V under the symbol “EQX.WT” and on the OTC Markets in the United States under the symbol “EQXWF”.

Highlights for the Three months ended September 30, 2019
Operational highlights

• Achieved commercial production at Aurizona on July 1, 2019

• No lost-time injuries

• Produced 62,656 ounces (“oz”) of gold

• Mine cash costs([1]) of $800 per oz sold and all-in sustaining costs (“AISC”)(1) of $953 per oz sold

• Sold 62,379 oz of gold, generating revenue of $91.9 million

• Earnings from mine operations of $30.8 million

• Adjusted EBITDA(1) of $38.2 million

- Cash flow from operations of $38.0 million

• Cash and cash equivalents (unrestricted) increased to $45.5 million from $33.0 million in Q2

• Repaid in full the $20 million short term loan from the Company’s Chairman

Development highlights
• Commenced early works Phase 1 construction activity at Castle Mountain • Initiated Phase 2 Castle Mountain feasibility study • Re-commenced drilling of the Tatajuba target at Aurizona
Corporate highlights
• Commenced trading on the NYSE American under symbol “EQX” - Completed a 5:1 share consolidation to pursue the U.S. stock exchange listing • Receipt of $1.0 million cash from Koricancha sale

1 Cash cost per ounce sold, AISC per ounce sold and adjusted EBITDA are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

3

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

Quarterly and YTD highlights from all operations
		Three months ended			Nine months ended
Operating data	Units	September 30, 2019	June 30, 2019	March 31, 2019	September 30, 2019
Gold produced	oz	62,656	26,799	25,310	114,765
Gold sold	oz	62,379	26,856	27,238	116,473
Realized gold price	$/oz	1,473	1,318	1,299	1,397
Mine AISC per oz	$/oz	953	1,017	1,017	983
Profit and loss data
Revenues	$	91.9	35.4	35.4	162.7
Earnings from mine operations	$	30.8	7.6	7.0	45.4
Net income (loss)	$	8.1	(11.5)	(8.3)	(11.8)
Adjusted EBITDA	$	38.2	5.6	6.4	50.2
Balance sheet and cash flow data
Cash	$	45.5	33.0	24.0	45.5
Operating cash flow before non-cash changes in working capital	$	37.6	(1.1)	3.5	40.0

(1) As at September 30, 2019, the Company adjusted the fair values of heap leach inventory and mineral properties in the Mesquite purchase price allocation to reflect an updated estimate of recoverable ounces in the heaps at the acquisition date. This adjustment results in a decrease in the average cost per ounce of gold in the heap leach inventory as of the acquisition date. Approximately one-third of production during Q3 2019 was from lower cost, pre-acquisition heap leach ounces. Production for Q1 and Q2 was primarily from ounces stacked and leached subsequent to acquisition. As a result, AISC/oz is higher for the first two quarters of 2019 compared to Q3 2019.

Recent Developments

• Commenced full-scale Phase 1 construction at Castle Mountain with an approved $58 million budget

• Receipt of $1.0 million cash from Koricancha sale subsequent to September 30, 2019

• Mr. Lenard Boggio was appointed as the Company’s lead independent director

2019 Outlook
The Company maintains its 2019 production guidance of 200,000 to 235,000 oz at AISC per oz of $940 to $990 as follows: Production
	For the nine months ended September 30, 2019		Annual 2019 guidance
	Production (oz)	AISC ($ per oz)	Production (oz)	AISC ($ per oz)
Mesquite	85,415	958	125,000 - 145,000	930 - 980
Aurizona(1)	29,350	1,053	75,000 - 90,000	950 - 1,025
Total	114,765	983	200,000 - 235,000	940 - 990
(1) Aurizona production for the nine months ended September 30, 2019 does not include 6,076 oz poured during construction and prior to the July 1, 2019 start of commercial production. The Company’s annual guidance for 2019 includes all gold poured during 2019, including the 6,076 oz poured during construction period.
The Company maintains its sustaining capital expenditure guidance for 2019 of $21.0 million at Aurizona and $8.0 million at Mesquite, $8.1 million and $6.3 million of which was spent at each site, respectively, through September 30, 2019.

4

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

Capital Expenditures
The Company updates its non-sustaining capital expenditure guidance for 2019 as follows:
	For the nine months ended September 30, 2019		2019 non-sustaining capital guidance
	Reserve expansion	Construction	Reserve expansion	Construction
Mesquite	$6.7	$-	$8.0	$-
Aurizona	-	37.6	2.0	37.6
Castle Mountain	-	3.5	-	28.0
Total	$6.7	$41.1	$10.0	$65.6
For the remainder of 2019, the Company will focus non-sustaining capital expenditure activities at Aurizona on the exploration of Tatajuba and other near-mine targets at Aurizona, while concurrently advancing studies examining the potential for an underground mine. At Mesquite, for the remainder of 2019, non-sustaining activities will be focused on reserve expansion. At Castle Mountain, for the remainder of 2019, the Company is focused on advancing the recently announced Phase 1 construction.

Operations
Mesquite Gold Mine, California, USA
Equinox Gold acquired Mesquite on October 30, 2018. Q1 2019 was Equinox Gold’s first full quarter of production from Mesquite. Mesquite is an open-pit, run-of-mine (“ROM”) heap leach gold mine located in Imperial County, California, approximately 200 miles south of Castle Mountain. The mine has a long history of successful operations and a strong environmental record. Mesquite has produced more than four million ounces of gold since it commenced operations in 1985 with average annual gold production of approximately 135,000 oz over the last 10 years.

Operating and financial results for the three and nine months ended September 30, 2019
		Three months ended			Nine months ended
Operating data	Unit	September 30, 2019	June 30, 2019	March 31, 2019	September 30, 2019
Ore mined	Kt	6,925	7,106	5,644	19,675
Waste mined	Kt	7,708	9,515	7,299	24,522
Open pit strip ratio	w:o	1.11	1.34	1.29	1.25
Average gold grade stacked to leach pad	g/t	0.29	0.31	0.37	0.32
Gold produced	oz	33,306	26,799	25,310	85,415
Gold sold	oz	31,313	26,856	27,238	85,407
Financial data (millions)
Revenue		$46.2	35.4	35.4	117.0
Operating expenses		$25.7	24.0	24.1	73.8
Sustaining capital		$0.5	2.8	3.0	6.3

5

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

Operating and financial results for the three and nine months ended September 30, 2019

Unit analysis	Unit	September 30, 2019	June 30, 2019	March 31, 2019	September 30, 2019
Realized gold price per ounce sold	$/oz	1,475	1,318	1,299	1,370
Cash cost per ounce sold	$/oz	819	894	886	864
AISC per ounce sold(1)	$/oz	855	1,017	1,017	958
(1) As at September 30, 2019, the Company adjusted the fair values of heap leach inventory and mineral properties in the Mesquite purchase price allocation to reflect an updated estimate of recoverable ounces in the heaps at the acquisition date. This adjustment results in a decrease in the average cost per ounce of gold in the heap leach inventory as of the acquisition date. Approximately one-third of production during Q3 2019 was from lower cost, pre-acquisition heap leach ounces. Production for Q1 and Q2 was primarily from ounces stacked and leached subsequent to acquisition. As a result, AISC/oz is higher for the first two quarters of 2019 compared to Q3 2019

Q3 Analysis
Production

During the Quarter, Mesquite sold 31,313 oz of gold at an AISC of $855 per oz with gross revenue of $46.2 million, compared to 26,856 oz at an AISC of $1,017 per oz with gross revenue of $35.4 million in the second quarter.

Production has increased gradually during each quarter of 2019 and is expected to increase further in Q4 2019. The Company has been stacking a higher percentage of oxidized material, sourced partly from low grade historical dumps and leach pads on the property, increased solution flow to the leach pads, extended the leach cycle and implemented opportunities to improve recoveries.

Exploration and development

During the Quarter, the Company spent $1.7 million in non-sustaining capital, focused primarily on drilling historical low grade dumps and leach pads to identify economic-grade material.

During the Quarter the Company spent $0.5 million in sustaining capital on miscellaneous site projects.

Outlook
Guidance

The Company expects to achieve the lower end of production guidance at Mesquite during 2019, which was forecast on August 1, 2019 at 125,000 to 145,000 oz of gold. Mesquite AISC are also expected to be in line with guidance at $930 to $980 per oz of gold sold.

A significant rain and wind storm in late September resulted in several days of power outage and flooding at site. While Mesquite continued to operate using back-up generators, mining activities were interrupted and the leach pad solutions were diluted by heavy rains. The Company is working to offset the impact of the storm in order to achieve its production expectations for Q4 2019.

Exploration and development

Activities at Mesquite for the remainder of 2019 will be focused on:

• Executing on opportunities to increase production and reduce costs

• Completing infill and mine life extension drill programs, including targets in and peripheral to existing open pits

• Advancing permitting to explore and drill new near-mine concessions

• Bringing additional water onstream by drilling a third well, once permitting is complete

6

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

During the fourth quarter of 2019, the Company expects to spend approximately $1.7 million in sustaining capital and reclamation expenditures and an additional $1.0 million in non-sustaining capital related to reserve expansion.

Aurizona Gold Mine, Maranhão, Brazil

Aurizona is an open-pit gold mine located in northeastern Brazil that achieved commercial production effective July 1, 2019. Accordingly, Q3 2019 was Equinox Gold’s first full quarter of production from Aurizona.

The reserve model for Aurizona outlines a 6.5-year mine life with average annual production of 136,000 oz of gold. The Company believes the mine life can be extended with exploration success along strike from existing reserves and is also reviewing the potential for mine life extension by exploiting underground resources.

Operating and financial results for the three and nine months ended September 30, 2019
Operating data	Unit	Three months ended September 30, 2019
Ore mined	Kt	574
Waste mined	Kt	4,843
Open pit strip ratio	w:o	8.44
Tonnes milled	Kt	771
Average gold grade milled	g/t	1.30
Recovery	%	91.3
Gold produced	oz	29,350
Gold sold	oz	31,066
Financial data (millions)
Revenue	$	45.7
Operating expenses	$	24.3
Sustaining capital	$	8.1
Unit analysis
Realized gold price per ounce sold	$/oz	1,471
Cash cost per ounce sold	$/oz	781
AISC per ounce sold	$/oz	1,053

Q3 Analysis
Production

The Company completed construction and commissioning during Q2 2019 and poured 6,076 oz of gold during the month of June, prior to declaring commercial production effective July 1, 2019.

The plant ramped up quickly after first gold pour and is operating according to design parameters, consistently achieving throughput at or above its name-plate capacity of 8,000 tonnes per day and realizing average recoveries of 91.3%. During Q3 2019, Aurizona produced 29,350 oz of gold at an AISC of $1,053 per oz with gross revenue of $45.7 million, which does not include 3,054 oz poured on October 1, 2019. Production during most of the Quarter was sourced primarily from the lower grade stockpile. Production is expected to increase in Q4 2019 as the Company processes reserve grade feed sourced from the Piaba Main pit.

The official mine opening ceremony took place on September 30, 2019 and was attended by government officials and regulators, Aurizona employees and contractors, community leaders from the region, local community members and media.

7

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

Exploration and development

During the Quarter, activities at Aurizona focused on optimization of the processing plant and ramping up mining to full capacity to provide the plant with higher-grade ore. The Company also initiated the next tailings storage facility lift and commenced exploration at the high-priority Tatajuba target.

During the Quarter the Company spent $8.1 million on sustaining capital primarily related to capitalized waste stripping and the tailings dam raise and an additional $1.3 million in non-sustaining capital primarily related to completion of plant programmable logistical controls, which is a construction-related expenditure.

Outlook
Guidance

The Company expects to achieve the lower end of production guidance at Aurizona during 2019 of 75,000 to 90,000 oz of gold (including 6,076 of pre-commercial production oz) at AISC of $950 to $1,025 per oz of gold sold.

During Q4 2019, plant feed will be sourced primarily from higher grade ore in the Piaba Main pit. The mining contractor has expanded the mining fleet (including articulated trucks for the rainy season) to expedite mining and stockpiling of ore with the target of having 750,000 tonnes of ore stockpiled by year-end 2019, and to prepare the upper benches of the eastern end of the pit for mining in early 2020 during the rainy season.

Operating, exploration and development activities

Activities at Aurizona for the remainder of 2019 will be focused on:

• Stockpiling ore and preparing upper benches of the pit for the rainy season

• Completing infill drilling at Tatajuba and planning additional exploration for 2020

• Advancing studies examining the potential for an underground mine

During the last quarter of 2019, the Company expects to spend approximately $13 million in sustaining capital primarily related to completion of the tailings dam raise.

During Q3 2019, the Company initiated an initial 6,000-metre infill drill program on the Tatajuba target, which represents a potential 4-km extension to the Piaba Trend. Tatajuba gold mineralization is characteristically the same as that of the Piaba gold deposit that is currently being mined. The drill program will focus on a 600-metre long portion of Tatajuba where historical and recent drilling identified significant gold mineralization, with the objective of completing a maiden mineral resource estimate in Q1 2020.

The Company is also advancing studies examining the potential of developing an underground mine at Aurizona, either as a sequential project or concurrently with open-pit mining to increase production with higher-grade feed from underground resources.

Development Properties
Castle Mountain Gold Mine, California, USA

Castle Mountain is an open-pit heap leach gold mine located in San Bernardino County, California, approximately 200 miles north of Mesquite. Castle Mountain produced more than 1.3 million oz of gold from 1992 to 2004 when production ceased due to low gold prices. The key operating permits have been maintained in good standing since production ceased.

The Company completed a prefeasibility study in July 2018 with the intention of restarting operations, contemplating a low-cost heap leach gold mine that will produce 2.8 million oz of gold over an initial 16-year mine life. Castle Mountain will be developed in two phases with annual average gold production of 45,000 oz over the first three years (“Phase 1”) and annual average gold production of 200,000 oz from years 4 to 16 (“Phase 2”). The phased ramp-up approach allows the Company to use existing permits to expedite production while completing a Phase 2 feasibility study and permitting for the Phase 2 expansion.

8

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

Q3 Analysis

The Company initiated early works Phase 1 construction activities at Castle Mountain during Q3 2019. Activities to date have focused on detailed engineering, procurement, installation of piping and other infrastructure, and heap leach earthworks. The Company received a number of permits during the Quarter including a revised Conditional Use Permit approving modifications to the mine and reclamation plan and the Air Emissions Permit required for operations.

At September 30, 2019, the Company had fixed $23.4 million of project costs through arranging contracts for Castle Mountain construction that may be terminated without penalty.

Outlook

On October 30, 2019, Equinox Gold’s Board of Directors approved full-scale Phase 1 construction for Castle Mountain with first gold pour expected in mid 2020. The Board approved a Phase 1 construction budget of $58 million based on firm supplier quotes following detailed engineering. The budget includes working capital and a 12% contingency. Approximately $3.5 million has been spent to the end of the Quarter on purchasing equipment and materials as well as early works construction. Castle Mountain Phase 1 construction is fully funded from Equinox Gold’s existing treasury, cash flow based on current gold prices, and available funding.

Construction activities during the remainder of 2019 will focus on earthworks and concrete installation, and finalizing delivery of materials to site. The Company expects to commence installation of leach pad liners in November.

Phase 1 will consist of a run-of-mine heap leach operation processing primarily 12,700 tonnes per day (“t/d”) of stockpiled ore from previous operations. Loaded carbon from Castle Mountain will be trucked to Mesquite and processed in the Mesquite ADR (adsorption, desorption and refining) plant, resulting in increased operating efficiencies for both mines.

A significant portion of Phase 1 infrastructure and more than 50% of Phase 1 capital expenditures are considered “early build” for Phase 2. The phased ramp-up approach allows the Company to use existing permits to expedite production while completing the feasibility study and permit amendments for the Phase 2 expansion.

Phase 2 will increase production to 200,000 oz per year and throughput to 41,000 t/d of ore, of which 2,340 t/d of higher-grade ore will be processed through a milling circuit. Although Phase 2 will operate within the existing mine boundary, the increased mining and water extraction rates will require amendments to permits for the Project. The Phase 2 feasibility study is underway with completion targeted for the second half of 2020, at which point Equinox Gold will submit the application to amend its existing plan of operations and permits to support the Phase 2 expansion.

Health, Safety, Environment & Sustainability
Health & Safety
Equinox Gold achieved excellent safety results during Q3 2019 with no lost-time injuries at any of its sites. Mesquite and Aurizona have achieved over 1,057 and 898 days, respectively, with no lost-time injuries. Equinox Gold’s Total Recordable Injury Frequency Rate, which is a measure of all injuries that require the attention of medically trained personnel, is 0.26 for the first three quarters of the year.
Environment

During the Quarter the Company formed an Independent Tailings Review Board (“ITRB”). The ITRB is composed of independent technical experts with the mandate to further review the design, construction and management practices for the Company’s tailings storage facilities, and to provide advice and recommendations to the Company’s senior management team. Currently the Company has only one tailings storage facility, located at Aurizona.

There was one reportable environmental incident at the Company’s sites during the first three quarters of the year. During Q3 2019, a flange failed at a booster pump on the Mesquite heap leach pad, resulting in the release of approximately 500 gallons of barren solution. The solution was contained on site and there was no impact on waterways or wildlife. Contaminated soils were excavated and placed in bins for off-site decontamination and disposal. The incident was immediately reported to the relevant authorities.

9

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

Sustainability
Further to its commitment to provide long-lasting sustainable benefits to local communities, during the Quarter the Company hired 35 young apprentices to work at Aurizona, developing valuable skills that can be used for employment at Aurizona or other mines. In addition, the Company commenced construction of a new school in the Aurizona village.

Corporate
Share consolidation and US listing

On August 20, 2019, the Company completed a consolidation of its common shares at a ratio of five pre-consolidation common shares for one post-consolidation common share (the “Consolidation”). The Consolidation reduced the number of Equinox Gold’s outstanding common shares from 566.3 million common shares to approximately 113.3 million common shares. No fractional common shares were issued in connection with the Consolidation. As a result of the Consolidation, shares issuable pursuant to the Company’s outstanding options, warrants, restricted share units and other convertible securities were proportionally adjusted on the same basis.

Equinox Gold completed the Consolidation in order to pursue a dual listing on a U.S. stock exchange. Equinox Gold’s common shares commenced trading on the NYSE American at market open on September 16, 2019 under ticker symbol “EQX”. The Company’s common shares continue to trade on the TSX-V under ticker symbol “EQX”. Equinox Gold’s warrants were not listed on the NYSE American.

Short-term Loan
On April 11, 2019, the Company entered into a one-year, unsecured $20 million revolving credit facility with the Company’s Chairman, Ross Beaty, which was a related party transaction, to provide short-term financing for general corporate and working capital purposes. The facility bears interest of 8% per annum, payable monthly, and matures on April 12, 2020. Equinox Gold repaid the facility in full on September 27, 2019.
Foreign currency contracts
The majority of the Company’s expenditures at its Brazilian operation are denominated in the Brazilian Réal (“BRL”). During Q3 2019, the Company initiated a foreign currency risk management program to reduce its exposure to fluctuations in the value of the BRL relative to the US dollar. As at September 30, 2019, the Company had in place offsetting USD:BRL put and call options (the “Collars”) with the following notional amounts, weighted average rates and maturity dates:
Dates	USD notional amount	Call options’ weighted average USD:BRL rates	Put options’ weighted average USD:BRL rates
October 1 - December 31, 2019	$39.0	3.91	4.08
January 1 - September 30, 2020	31.1	4.00	4.31
Total	$70.1	3.95	4.18
The Collars have not been designated as hedges and are recorded at fair value at the end of each reporting period with changes in fair value recognized in foreign exchange gains and losses within other income (expense). The Company entered into these contracts at no premium and therefore incurred no investment costs at inception. For the three and nine months ended September 30, 2019, the Company recorded a realized loss of $0.5 million on Collars settled in the period and an unrealized loss of $1.6 million on Collars outstanding at period end.

10

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

Financial Results
Selected financial results for the three and nine months ended September 30, 2019 and 2018
Selected consolidated financial results for the three and nine months ended September 30, 2019 and 2018 are summarized below:
$ amounts in millions, except per share amounts	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Revenue(1)	$91.9	$-	$162.7	$-
Operating expenses(1)	(49.9)	-	(98.1)	-
Depreciation and depletion(1)	(11.2)	-	(19.2)	-
Earnings from mine operations(1)	30.8	-	45.4	-
Exploration	(0.9)	(2.6)	(7.0)	(8.3)
General and administration	(3.3)	(3.0)	(10.1)	(9.7)
Income (loss) from operations	26.5	(5.6)	28.2	(18.0)
Other income (expense)	(14.9)	(2.2)	(35.7)	6.2
Net income (loss) before taxes	11.6	(7.8)	(7.5)	(11.8)
Tax expense	(3.5)	(0.3)	(4.3)	(1.7)
Net income (loss) from continuing operations	8.1	(8.1)	(11.8)	(13.5)
Loss from discontinued operation	-	(0.9)	-	(27.5)
Net income (loss) and comprehensive income (loss)	8.1	(9.0)	(11.8)	(41.0)
Net income (loss) per share from continuing operations attributable to Equinox Gold shareholders, basic and diluted	$0.07	$(0.09)	$(0.09)	$(0.15)
(1) Mesquite was acquired on October 30, 2018 and Aurizona commenced commercial production on July 1, 2019, hence there are no prior period comparatives for certain balances.
Earnings from mine operations

Revenue for Q3 2019 was $91.9 million on sales of 31,313 oz of gold from Mesquite and 31,066 oz of gold from Aurizona compared to $35.4 million on sales of 26,856 oz of gold from Mesquite in Q2 2019. Increase in ounces sold in Q3 2019 as compared to Q2 2019 was due to commencing commercial production at Aurizona on July 1, 2019. Increase in revenue was also due to a higher realized gold price per ounce in Q3 2019 of $1,473 per oz, compared to $1,318 per oz in Q2 2019 and $1,299 per oz in Q1 2019.

Operating costs increased in Q3 2019 to $49.9 million (Q2 2019 - $24.0 million) and depreciation and depletion increased in Q3 2019 to $11.2 million (Q2 2019 - $3.8 million). The increase from Q2 2019 is due to commencement of Aurizona commercial production during the quarter.

Exploration
Exploration in Q3 2019 was $0.9 million (Q3 2018 - $2.6 million) and for the nine months ended September 30, 2019 was $7.0 million (nine months ended September 30, 2018 - $8.3 million). The quarter-on-quarter decrease is largely due to deconsolidation of Solaris Copper effective June 30, 2019.
General and administration
General and administration expenditures in Q3 2019 were $3.3 million (Q3 2018 - $3.0 million) and for the nine months ended September 30, 2019 were $10.1 million (nine months ended September 30, 2018 - $9.7 million). The increase in general and administration expenditures was primarily due to increased spend on technology development as the Company continues to grow.

11

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

Other income (expense)

Other income (expense) is comprised of finance (including interest) expense, finance income and other income (expense). Finance expense in Q3 2019 was $5.3 million (Q3 2018 - $1.4 million) and for the nine months ended September 30, 2019 was $12.4 million (nine months ended September 30, 2018 - $2.9 million). The increase from Q3 2018 is due to cessation of interest capitalization on construction-related debt as Aurizona is now in production. The increase from the nine months ended September 30, 2018 is due to higher debt balances through 2019 compared to 2018. Finance income in Q3 2019 was $0.1 million (Q3 2018 - $0.2 million) and for the nine months ended September 30, 2019 was $1.3 million (nine months ended September 30, 2018 - $2.9 million). The decrease is due to less accretion of non-current receivables and interest income on cash deposits.

Other expense for Q3 2019 was $9.7 million (Q3 2018 - $1.0 million) and for the nine months ended September 30, 2019 was $24.6 million (nine months ended September 30, 2018 - other income of $6.2 million). For the nine months ended September 30, 2019, other expense was largely comprised of a $13.9 million loss on early settlement of the Sprott Facility, Aurizona Construction Facility and related production-payment liability. For the three and nine months ended September 30, 2019, the Company recognized losses on the change in fair value of warrants of $7.4 million and $11.4 million, respectively. The Company’s share purchase warrants are considered derivatives for accounting purposes as they are to be settled in Canadian dollars, which differs from the Company’s US dollar functional currency. Accordingly, the Company’s share purchase warrants are recorded at fair value with changes in fair value recognized through profit or loss.

Selected quarterly information
The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through September 30, 2019:
$ amounts in millions, except per share amounts	September 30, 2019	June 30, 2019(1)	March 31, 2019(1)	December 31, 2018(1)
Revenue(2)	$91.9	$35.4	$35.4	$30.2
Operating costs(2)	(49.9)	(24.0)	(24.1)	(19.0)
Depreciation and depletion(2)	(11.2)	(3.8)	(4.2)	(4.2)
Earnings from mine operations(2)	30.8	7.6	7.1	6.9
Exploration	(0.9)	(3.2)	(2.9)	(3.9)
General and administration	(3.3)	(3.7)	(3.1)	(6.7)
Asset impairment	-	-	-	(13.3)
Income (loss) from operations	26.5	0.7	1.0	(17.0)
Other income (expense)	(14.9)	(13.5)	(7.3)	(7.8)
Net income (loss) before taxes	11.6	(12.7)	(6.3)	(24.8)
Tax recovery (expense)	(3.5)	1.2	(2.0)	(0.6)
Net income (loss) and comprehensive income (loss)	8.1	(11.5)	(8.3)	(25.5)
Net income (loss) per share attributable to Equinox Gold shareholders, basic and diluted	$0.07	$(0.09)	$(0.07)	$(0.24)

12

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

$ in millions, except per share amounts	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017
Exploration expenses	$(2.6)	$(2.7)	$(3.0)	$(3.4)
General and administration	(3.0)	(3.3)	(3.4)	(4.8)
Care and maintenance expenses(3)	-	-	-	(2.6)
Loss from operations	(5.6)	(6.0)	(6.4)	(10.8)
Other income (expense)	(2.2)	5.7	2.7	(12.8)
Loss before taxes	(7.8)	(0.3)	(3.7)	(23.6)
Tax expense	(0.3)	(1.4)	-	(0.3)
Net loss from continuing operations	(8.1)	(1.7)	(3.7)	(23.9)
Loss from discontinued operation(4)	(0.9)	(25.8)	(0.7)	(2.7)
Comprehensive loss	(9.0)	(27.5)	(4.4)	(26.6)
Net loss per share from continuing operations attributable to Equinox Gold shareholders, basic and diluted	$(0.09)	$(0.02)	$(0.05)	$(0.60)

(1)   Restated to reflect changes to Mesquite purchase price allocation. Net loss for the three months ended December 31, 2018, March 31, 2019 and June 30, 2019 decreased by $15.3 million, $2.5 million and $0.9 million, respectively, from previously reported figures.

(2)   Mesquite was acquired on October 30, 2018 and Aurizona commenced commercial production on July 1, 2019, hence there are no prior period comparatives for certain balances.

(3)   Aurizona was taken off care and maintenance status and put into construction at the beginning of Q1 2018.

(4)   Results from Koricancha have been re-presented in prior periods as a discontinued operation as it was disposed of during August 2018.

Selected balance sheet information
Selected consolidated balance sheet amounts as at September 30, 2019 and December 31, 2018 are summarized below:
$ amounts in millions	September 30, 2019	December 31, 2018
Total assets	$791.7	$742.3
Total non-current liabilities	$312.5	$222.4

Liquidity and Capital Resources
Working capital

At September 30, 2019, Equinox Gold had $46.7 million (December 31, 2018 - $62.6 million) in cash and marketable securities. The Company had working capital of $65.5 million at September 30, 2019 compared to $17.9 million at December 31, 2018. The increase in working capital from December 31, 2018 was due to a reduction in current debt obligations as a result of refinancings completed during 2019 and an increase in inventories at Aurizona as it commenced production in Q3 2019.

As at September 30, 2019, current accounts receivable and deposits were $30.4 million (December 31, 2018 - $21.8 million) comprised of $10.4 million (December 31, 2018 - $4.9 million) of value-added taxes receivable from the Brazilian government; $11.7 million (December 31, 2018 - $10.9 million) receivable from Serabi Gold plc representing the final instalment due in December 2019 from the sale of Anfield’s Coringa project; $3.4 million (December 31, 2018 - $1.7 million) receivable from Inca One from the sale of Koricancha; and $4.8 million (December 31, 2018 - $3.3 million) in miscellaneous receivables, advances and prepaid expenses. Subsequent to September 30, 2019, the Company received cash proceeds of $1.0 million from Inca One.

Inventory at September 30, 2019 totalled $57.3 million, up from $42.9 million at December 31, 2018. The increase in inventories was mainly due to commercial production at Aurizona beginning July 1, 2019. The increase is also due to an increase in ounces stacked on the leach pad at Mesquite.

13

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

Current liabilities at September 30, 2019 were $69.5 million (December 31, 2018 - $110.2 million). Included in current liabilities were accounts payable and accrued liabilities at September 30, 2019 of $46.7 million (December 31, 2018 - $55.5 million). The decrease from December 31, 2018 was due to a reduction in trade payables at Mesquite, partly offset by a buildup of payables at Aurizona subsequent to the commencement of commercial production.

Also included in current liabilities at September 30, 2019 was the current portion of the Company’s debt facilities totalling $21.1 million (December 31, 2018 - $54.7 million). The decrease from December 31, 2018 was due to the restructuring of debt facilities in Q2 2019 resulting in deferral of principal repayments.

At September 30, 2019, the Company had cash and cash equivalents of $45.5 million (December 31, 2018 - $60.8 million), working capital of $65.5 million (December 31, 2018 - $17.9 million) and $30.0 million in undrawn loan facilities. The Company believes cash flows from operations at Aurizona and Mesquite are sufficient to achieve the Company’s current business objectives for the next 12 months. The Company may require additional funding for future development activities, including Castle Mountain construction. The Company has a history of operating losses and has limited history of revenue from operations. The Company’s ability to continue as a going concern in the longer term is dependent on successful execution of its business plan and ultimately generating net income and positive cash flow from mining operations.

Cash flow

Cash generated by operations increased significantly in Q3 2019 to $38.0 million (Q3 2018 - $3.9 million used in operations), due to the inclusion of Aurizona’s cash flows for its first quarter of commercial operations, and for the nine months ended September 30, 2019 was $20.8 million (nine months ended September 30, 2018 - $23.4 million used in operations). The Company generated $37.6 million in cash from operations prior to non-cash working capital in Q3 2019 and $40.0 million for the nine months ended September 30, 2019. This was offset by an increase in inventory as a result of increased ounces stacked to the Mesquite leach pad in 2019.

Cash used in investing activities in Q3 2019 was $25.4 million (Q3 2018 - $26.1 million) and for the nine months ended September 30, 2019 was $95.6 million (nine months ended September 30, 2018 - $57.6 million). The increase from the prior year periods was due to completion of construction at Aurizona in 2019 and capital expenditures at Mesquite since its acquisition in October 2018. The increase in the nine months ended September 30, 2019 was also impacted by payment of the $12.5 million working capital adjustment due to New Gold as part of the Mesquite acquisition.

Cash provided by financing activities for Q3 2019 was $0.2 million (Q3 2018 - $11.0 million used in financing activities) and for the nine months ended September 30, 2019 was $58.6 million (nine months ended September 30, 2018 - $42.4 million). During Q1 2019, the Company made a final draw of $10 million from the Aurizona Construction Facility. In Q2 2019, the Sprott Facility, Aurizona Construction Facility and related production-linked payment obligation were repaid in full for proceeds of $116.9 million. This was offset by $139.7 million proceeds received from the issuance of convertible notes and $20.0 million received from a short-term loan with the Company’s Chairman. During Q3 2019, the Company made a draw of $20 million from the Revolving Credit Facility and used the proceeds from the draw to repay the short-term loan.

Share capital transactions
The Company issued shares in conjunction with the following transactions during 2019:
# Shares
Balance December 31, 2018	110,425,401
Issued to settle debenture	2,227,835
Issued on exercise of warrants, stock options and vested RSUs	748,361
Balance September 30, 2019	113,401,597

14

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

Outstanding Share Data
As at the date of this MD&A, the Company has 113,401,597 shares issued and outstanding, 2,701,779 shares issuable under stock options, 24,206,190 shares issuable under share purchase warrants and 2,096,325 shares issuable under restricted share units. The fully diluted outstanding share count is 142,405,891.

Commitments and Contingencies
At September 30, 2019, the Company had the following contractual obligations outstanding:
	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Loans, borrowings and interest	$335.9	$36.9	$53.7	$53.7	$48.2	$143.4	$-
Accounts payable and accrued liabilities	46.9	46.9	-	-	-	-	-
Reclamation payments(1)	32.5	0.5	3.6	3.6	3.1	3.7	18.0
Purchase commitments	34.8	30.4	3.6	0.5	0.3	-	-
Foreign exchange contracts	1.6	1.6	-	-	-	-	-
Lease payments	0.9	0.3	0.2	0.1	0.2	0.1
Total	$452.6	$116.6	$61.1	$57.9	$51.8	$147.2	$18.0
(1) Amount represents undiscounted future cash flows.

Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based upon the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial statements. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its condensed consolidated interim financial statements in the period in which such changes occur.

The Company is a defendant in various lawsuits and legal actions, principally for alleged fines, taxes and labour related matters in Brazil. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle the claim. To the extent management believes it is probable that a cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. At September 30, 2019, the Company recorded a legal provision for these items totaling $4.1 million (December 31, 2018 - $2.9 million) which is included in other long-term liabilities.

The Company is contesting federal income and municipal value-added tax assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. At September 30, 2019, the Company has recorded restricted cash of $13.6 million (December 31, 2018 - $7.5 million) in relation to insurance bonds for tax assessments in the appeals process.

The Company may in the future have to post security, by way of cash, insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisors believe that the federal income and municipal tax assessments which are under appeal are wholly without merit and no provision has been recorded with respect to these matters.

In certain jurisdictions where the Company operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. The Company has identified that in certain instances it has not registered all transactions prior to 2017. The Company has been advised by its tax and foreign trade legal advisors that the maximum fines imposable under statute that could result from non-compliance are up to 15% of the unreported foreign currency transaction, with a five-year statute of limitations. At September 30, 2019, a provision for $0.4 million (December 31, 2018 - $0.9 million) has been included in the provision for legal matters with respect to noncompliance with the foreign currency registration requirements.

15

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

If the company is unable to resolve all these matters favorably, there may be a material adverse impact on the company’s financial performance, cash flows and results of operations.

Related Party Transactions

On April 11, 2019, the Company entered into a one-year, unsecured $20 million revolving credit facility with the Company’s Chairman, Ross Beaty. On September 27, 2019, the Company repaid in full the principle and accrued interest outstanding under the loan.

Non-IFRS Measures
This MD&A refers to cash costs, cash costs per ounce sold, all-in sustaining costs (“AISC”), AISC per ounce sold, adjusted EBITDA and sustaining and non-sustaining capital expenditures that are measures with no standardized meaning under International Financial Reporting Standards (“IFRS”), i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Adjusted EBITDA
Adjusted EBITDA is defined as earnings before interest, tax, depreciation, and amortization, adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as the impact of fair value changes in the value of warrants, foreign exchange gains and losses, share-based compensation. It is also adjusted to exclude other non-recurring items, such as impairments and gains and losses on disposals of assets. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use adjusted EBITDA to evaluate the Company’s performance and ability to generate cash flows and service debt. The following table provides the calculation of adjusted EBITDA, as adjusted and calculated by the Company for the three months ended September 30, 2019, June 30, 2019 and March 31, 2019, and the nine months ended September 30, 2019.
$’s in millions	Three months ended			Nine months ended
	September 30, 2019	June 30, 2019	March 31, 2019	September 30, 2019
Net income (loss) before tax	11.6	(12.7)	(6.4)	(7.5)
Add: Depreciation and depletion	11.3	3.9	4.3	19.5
Finance costs	5.3	3.3	3.8	12.4
Non-cash share-based compensation	0.9	1.0	1.1	3.0
Non-cash change in fair value of warrants	7.4	(1.3)	5.3	11.4
Unrealized foreign exchange (gains) losses	1.7	(0.4)	(1.0)	0.3
Other expenses (income)	0.1	12.3	0.1	12.5
Deduct: Finance income	(0.1)	(0.5)	(0.8)	(1.3)
Adjusted EBITDA	38.2	5.6	6.4	50.3
Cash costs per ounce sold
Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cast costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from mining operations. Cash costs include mine site operating costs, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales and then divided by ounces sold to arrive at cash costs per ounce. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

16

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

AISC per ounce sold
AISC per gold oz sold is a non-IFRS measure based on guidance announced by the World Gold Council (“WGC”) in September 2013 and updated in November 2018. The WGC is a non-profit association of the world’s leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS measures such as operating expenses and non-IFRS measures to provide visibility into the economics of a gold mining Company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value.
Cash cost and AISC reconciliation
The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis.
$’s in millions, except oz and per oz figures	Three months ended			Nine months ended
	September 30, 2019	June 30, 2019	March 31, 2019	September 30, 2019
Operating expenses	$49.9	24.0	24.1	98.1
Gold oz sold	62,379	26,856	27,238	116,473
Cash costs per gold oz sold	$800	894	886	842
Operating expenses	$49.9	24.0	24.1	98.1
Add: Sustaining capital expenditures	8.6	2.8	3.0	14.4
Reclamation expenses	0.7	0.5	0.5	1.8
Sustaining exploration	0.2	-	-	0.2
Total AISC	$59.5	27.3	27.7	114.5
AISC per gold oz sold	$953	1,017	1,017	983

17

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

Sustaining and non-sustaining capital reconciliation
The following table provides a reconciliation of sustaining and non-sustaining capital to the most directly comparable IFRS measure on an aggregate basis.
	Three months ended			Nine months ended
$’s in millions	September 30, 2019	June 30, 2019	March 31, 2019	September 30, 2019
Capital additions on mineral properties, plant and equipment(1)	$7.5	23.8	30.4	61.7
Add: Adjustment for value-added taxes on construction additions(2)	8.6	-	-	8.6
Less: Non-sustaining capital expenditures(3)	(5.8)	(18.0)	(25.5)	(49.3)
Non-sustaining exploration - capitalized	(1.7)	(3.0)	(1.9)	(6.6)
Sustaining capital expenditures	$8.6	2.8	3.0	14.4

(1)   Per note 7 of the condensed consolidated interim financial statements.

(2)   Capital additions are net of value added tax credits related to Aurizona construction.

(3)   Includes Castle Mountain and Corporate capital expenditures that are considered non-sustaining capital.

Risk and Uncertainties
Risk factors are outlined in the Company’s 2018 Annual Information Form dated August 9, 2019 which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Equinox Gold’s business activities are subject to significant risks including, but not limited to, those described in previous disclosure documents. Any of these risks could have a material adverse effect on Equinox Gold, its business and prospects, and could cause actual events to differ materially from those described in forward-looking statements relating to Equinox Gold. These risks are in addition to those discussed in technical reports and other documents filed by Equinox Gold from time to time on SEDAR and on EDGAR. In addition, other risks and uncertainties not presently known by management of Equinox Gold or that management currently believes are immaterial could affect Equinox Gold, its business and prospects.

Accounting Matters
Use of judgement and estimates
In preparing the Company’s condensed consolidated interim financial statements in conformity with IFRS, management has made judgements, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Significant judgements made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applies in the consolidated financial statements for year ended December 31, 2018, except as noted below:
Commencement of commercial production
Management considers several factors in determining when a mining property is capable of operating at levels intended by management. Until a mine is capable of operating at levels intended by management, costs incurred are capitalized as part of the costs of the related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when the mine is capable of operating at levels intended by management. Amongst other quantitative and qualitative factors, throughput, mill grades and recoveries were assessed over a reasonable period to make this determination. A minimum of 80% of planned output and/or design capacity measures over a 30-day period were utilized in determining the appropriate timing. The Company determined that Aurizona was capable of operating at levels intended by management effective July 1, 2019.

18

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

Investments
Management applies judgement in assessing whether the facts and circumstances pertaining to each investment result in the Company having control, joint control or significant influence over an investee. During Q2 2019, the Company determined that Solaris Copper was no longer a controlled subsidiary as the Company’s ownership interest reduced to approximately 32% as a result of the completion of external financings, and Solaris Copper was self-sustaining for an extended period with no capital injections made by Equinox Gold. The Company determined that it retained significant influence over Solaris Copper, and accounts for its interest using the equity method effective June 30, 2019.
Adoption of new IFRS pronouncements
The Company adopted IFRS 16, Leases (“IFRS 16”) on January 1, 2019. A number of other new standards are effective from January 1, 2019, including IFRIC 23, Uncertainty over Income Tax Treatments, but they do not have a material effect on the Company’s consolidated financial statements.

IFRS 16 introduced a single, on-balance sheet accounting model for lessees. As a result, the Company, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets and lease liabilities representing its obligation to make lease payments. The Company may elect to not apply IFRS 16 to leases with a term of less than 12 months or leases where the underlying asset is of low value.

Previously, the Company determined at contract inception whether an arrangement was or contained a lease in accordance with IAS 17, Leases and IFRIC 4, Determining Whether an Arrangement contains a Lease. The Company now assesses whether a contract is or contains a lease based on the new definition of a lease. Under IFRS 16, a contract is or contains a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

Transition

The Company adopted IFRS 16 using the modified retrospective approach. Accordingly, the comparative information presented for 2018 has not been restated.

On transition to IFRS 16, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases. It applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed. Therefore, the definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.

The Company leases various assets including equipment and offices that had previously been classified as operating leases under IAS 17. On transition, lease liabilities for these leases were measured at the present value of remaining lease payments, discounted at the Company’s incremental borrowing rate as of January 1, 2019. The average incremental borrowing rate at January 1, 2019 was 6.5%. The Company elected to measure the right-of-use assets at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

On initial adoption, the Company used the following practical expedients as permitted by the standard when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•     Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term remaining.

•     Applied a single discount rate to a portfolio of leases with reasonably similar characteristics (such as leases with a similar remaining lease term for a similar class of underlying asset in a similar economic environment).

•     Used hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease.

19

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

The Company did not have any leases classified as finance leases under IAS 17 on the adoption date.

On transition to IFRS 16, the Company recognized right-of-use assets and lease liabilities for its office leases, resulting in an increase to property, plant and equipment of $0.2 million at January 1, 2019. A corresponding lease liability was recognized for $0.2 million in other long-term liabilities. Right-of-use assets are presented as other property and equipment within mineral property, plant and equipment and lease liabilities are presented in other liabilities in the statement of financial position.

Significant accounting policies

The following is the new accounting policy for leases under IFRS 16:

A contract is or contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability. The cost of the right of use asset includes the amount of the initial measurement of the lease liability, any lease payments made at or before the commencement date, less any lease incentives received, any initial direct costs; and if applicable, an estimate of costs to be incurred by the Company in dismantling and removing the underlying asset, restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The incremental borrowing rate reflects the rate of interest that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. Generally, the Company uses its incremental borrowing rate as the discount rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or, as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Company does not recognize right-of-use assets and lease liabilities for leases of low-value assets and leases with lease terms that are less than 12 months. Lease payments associated with these leases are instead recognized as an expense over the lease term on either a straight-line basis, or another systematic basis if more representative of the pattern of benefit.

The Company has applied judgment to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Company is reasonably certain to exercise such options impacts the lease term, which significantly affects the amount of lease liabilities and right-of-use assets recognized.

Right-of-use assets are presented in the same line item as it presents underlying assets of the same nature that it owns. The Company presents lease liabilities in other liabilities in the statement of financial position.

Limitations of controls and procedures
The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, the Company’s management cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.

20

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. The Company’s officers are not required to certify the design and evaluation of the Company’s disclosure controls and procedures and internal controls over financial reporting and have not completed such an evaluation. Inherent limitations on the ability of the certifying officers to design and implement on a cost-effective basis disclosure controls and procedures and internal controls over financial reporting for the Company may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Cautionary Notes and Forward-looking Statements
This MD&A includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws collectively “forward-looking statements”. These statements appear in a number of places in this MD&A and include statements regarding the Company’s intent, or the beliefs or current expectations of the Company’s officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this MD&A, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “objective”, “anticipated”, “advancing”, “start”, “underway”, “commence”, “outlook”, “budget”, “schedule”, “potential” and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “occur” or “be achieved” or the negative connotation of such terms. As well, forward-looking statements may relate to the Company’s future outlook and anticipated events, such as the Company’s ability to successfully operate Mesquite and Aurizona and achieve the annual production and costs estimated for Mesquite and Aurizona, exploration results at Mesquite and Aurizona and the Company’s ability to expand the resource base and extend the mine life at Mesquite and Aurizona, the Company’s ability to advance Castle Mountain to Phase 1 operations and achieve production, to complete a feasibility for Phase 2 operations, to ultimately advance Castle Mountain to Phase 2 operations, ability to fully fund Castle Mountain Phase 1 construction, the Company’s ability to achieve the results anticipated in the Castle Mountain prefeasibility study, conditions and risks associated with the corporate revolving credit facility, conditions and risks associated with the convertible notes, and statements regarding the Company’s assets, future financial position, business strategy, budgets, litigation, projected costs, financial results, exploration results, taxes, plans and objectives. The Company has based these forward-looking statements largely on the Company’s current expectations and projections about future events and financial trends affecting the financial condition of the Company’s business. These forward-looking statements were derived using numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause the Company’s actual results to differ materially from those in the forward-looking statements and include but are not limited to: (1) there being no significant disruptions affecting Equinox Gold’s operations or projects; (2) political, security and legal developments in jurisdictions where Equinox Gold operates or may in future operate, being consistent with Equinox Gold’s current expectations; (3) the accuracy of Equinox Gold’s mineral reserve and mineral resource estimates; (4) the exchange rates between the Canadian dollar, the U.S. dollar and the Brazilian reals being approximately consistent with current levels; (4) prices for key supplies, equipment, labour and material costs being consistent with Equinox Gold’s current expectations; and (5) all required permits, licenses and authorizations being obtained in a timely manner or at all, or if obtained, remaining in place, from relevant governments. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

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Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019

Technical Information
James (Jim) Currie, P.Eng., Equinox Gold’s Chief Operating Officer, and Scott Heffernan, MSc, P.Geo. Equinox Gold’s EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed, approved and verified the technical content of this document.

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